SECURITIES  ION

07002083

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2007
DIVISION OF MARKET REGULATION

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-23292

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Fidelity Brokerage Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Seaport Lane ZE7F
(No. and Street)

Boston (City) Massachusetts (State) 02210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lyons 401-292-4160
(Area Code - Telephone No.)

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) NY (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

A/S 3/6

FIDELITY BROKERAGE SERVICES LLC
(SEC I.D. No. 8-23292)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

Deloitte.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 2 2007
DIVISION OF MARKET REGULATION

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Fidelity Brokerage Services LLC:

We have audited the accompanying statement of financial condition of Fidelity Brokerage Services LLC (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Fidelity Brokerage Services LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 23, 2007

FIDELITY BROKERAGE SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
(In thousands)

ASSETS

Securities owned—at fair value	$ 265,723
Receivable from brokers, dealers and clearing organizations	41,080
Furniture, office equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $232,899	130,141
Other assets	107,308
TOTAL ASSETS	$ 544,252

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Securities sold, but not yet purchased—at fair value	$ 1,051
Payable to affiliate	40,620
Accrued expenses and other liabilities	102,581
Total liabilities	144,252
LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	30,000
MEMBER'S EQUITY	370,000
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 544,252

See notes to statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Fidelity Brokerage Services LLC (the "Company") is wholly owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly owned subsidiary of FMR Corp. ("FMR").

The Company is a registered broker-dealer, a member of various national and regional stock exchanges, and is licensed to trade on the New York Stock Exchange, Inc. The principal business of the Company is to provide discount brokerage services to a retail customer base that effect transactions in a wide array of financial instruments. The Company clears all customer transactions through National Financial Services LLC ("NFS"), an affiliated registered broker-dealer, on a fully disclosed basis. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities and Brokerage Transactions—Proprietary inventory transactions and the related gains and losses are recorded on a trade date basis. Commission revenues and related expenses are also recorded on a trade date basis.

Use of Estimates—Preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the statement of financial condition. Actual results could differ from these estimates.

Furniture, Office Equipment and Leasehold Improvements—Depreciation of furniture and office equipment is provided on a straight-line basis using estimated useful lives which range from three to five years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of their useful lives or the life of the lease.

Income Taxes—As single-member limited liability company, the Company is disregarded as an entity separate from its owner and its operations are included in the federal and state income tax returns of its Parent, the Company's sole member.

Fair Value of Financial Instruments—Securities owned, which are primarily invested in a money market mutual fund, and securities sold, but not yet purchased, are valued at fair value using quoted market prices for actual or similar instruments with the resulting gains or losses reflected in interest for the current year. Receivable from brokers, dealers and clearing organizations, other assets, payable to affiliate and accrued expenses and other liabilities are carried at amounts which approximate fair value.

2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") and the rules of The New York Stock Exchange Inc. and other principal exchanges of which it is a member. The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2006, the Company had net capital of $156,178, which exceeded its minimum requirement by $155,928.

3. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company earned fees from affiliated companies and the Fidelity Group of mutual funds as a result of the administration and sales of such companies' products.

Various charges, such as occupancy, administration, computer processing, systems development and certain employee benefits, are allocated to the Company by affiliated companies.

Receivables and payables resulting from transactions with affiliated companies are settled directly with FMR. Payable to affiliate represents the amounts due to FMR based on the above transactions. The amounts are noninterest bearing and settle in the normal course of business.

Clearing services are provided to the Company under an agreement with NFS. Pursuant to the clearing agreement, NFS is entitled to certain fees for the execution, clearance and settlement of introduced customer securities transactions.

4. EMPLOYEE BENEFIT PLANS

The Company participates in FMR's noncontributory trusteed pension plan covering substantially all employees. The Company also participates in FMR's defined contribution profit sharing plan and retirement plans covering substantially all eligible employees.

5. LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On June 22, 2001, the Company entered into a cash subordination agreement with FMR that expires on June 22, 2007. The cash subordination agreement bears interest at a fixed rate of 6.55%.

The subordinated borrowing is available in computing net capital under the Rule. To the extent that the borrowing is required for the Company's continued compliance with minimum net capital requirements, and under terms of the borrowing, it may not be repaid.

6. COMMITMENTS AND CONTINGENCIES

Leases—The Company occupies office space under noncancelable operating leases expiring at various dates through 2019. Future minimum rentals under these leases are $37,322, $38,818, $38,242, $36,550 and $33,051 for each of the years ending December 2007 through December 2011, respectively, and $128,602 thereafter. Certain leases contain escalation clauses and renewal options.

Risks and Uncertainties—The Company generates its revenues by providing securities brokerage services to retail customers. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of financial markets around the world.

Litigation—In the normal course of business, the Company has been named as a defendant in several legal actions and lawsuits. Although the ultimate outcome of these actions cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such actions will not have a material adverse effect on the financial condition of the Company.

7. CREDIT RISK

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations. The Company, through NFS, seeks to control the aforementioned risk by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and pursuant to such guidelines requires the client to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 23, 2007

Fidelity Brokerage Services LLC
2 Seaport Lane ZE7F
Boston, MA 02210

In planning and performing our audit of the financial statements of Fidelity Brokerage Services LLC (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated January 23, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END